Winglore Spirits Inc.

Financial Statements

December 31, 2025

Table of Contents



Independent Accountant's Review Report

To Management of:
Winglore Spirits Inc.

We have reviewed the accompanying financial statements of Winglore Spirits Inc. (the Company), which comprise the balance sheet as of December 31, 2025, and the related statement of operations, statement of changes in stockholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred operating losses to date and has stated that doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matterss are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____
Tesseract Advisory Group LLC
OWINGS MILLS, MD
April 6, 2026


Winglore Spirits Inc.

Balance Sheet

As of December 31, 2025


Assets		
Current assets		
Cash and cash equivalents	$	377,058
Receivables		39,980
Inventories		238,877
Deposits		11,616
Prepaid expenses		9,460
Total current assets		676,991
Noncurrent assets		
Property, plant, and equipment, net		2,037
Trademark asset		815
Total noncurrent assets		2,852
Total assets	$	679,843
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses		55,242
Total current liabilities		55,242
Total liabilities		55,242
Stockholders' equity		
Common stock, $0.00001 par value, 10,000,000 shares authorized; 5,543,321 shares issued and outstanding		55
Additional paid-in capital		1,589,094
(Retained Earnings) Accumulated Deficit		(964,548)
Total stockholders' equity		624,601
Total liabilities and stockholders' equity	$	679,843


See independent accountant's review report

The accompanying notes are an integral part of these financial statements.


Winglore Spirits Inc.

Statement of Operations

For the year ended December 31, 2025

Revenues	$	118,500
Cost of revenues		86,506
Gross profit		31,994
Operating expenses		
Salaries and wages, benefits and payroll taxes		332,661
Advertising and promotion		328,032
Contract labor		84,020
Product and brand development		46,999
Legal and other professional fees and services		35,178
Communications and information technology		13,691
Insurance		1,933
Travel, meals and entertainment		2,053
Charitable contributions and donations		1,394
Other selling, general and administrative expense		2,957
Depreciation		408
Total operating expenses		849,326
Operating income (loss)		(817,332)
Other income		
Investment income, interest and dividend		5,331
Event and merchandise income		25,373
Credit card rewards		1,231
Total Other income		31,935
Net income (loss)	$	(785,397)

4

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

Winglore Spirits Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2025

	Common Stock Shares	Common Stock Amount	Additional Paid- In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2024	-	$ -	$ 175,000	$ (179,151)	$ (4,151)
Net income (loss)	-	-	-	(785,397)	(785,397)
Issuance of common stock, net of fees	5,543,321	55	499,094	-	499,149
Issuance and conversion of SAFE's	-	-	970,000	-	970,000
Return of capital	-	-	(70,000)	-	(70,000)
Founding partner contributions	-	-	15,000	-	15,000
Balance at December 31, 2025	5,543,321	$ 55	$ 1,589,094	$ (964,548)	$ 624,601

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

Winglore Spirits Inc.

Statement of Cash Flows

For the year ended December 31, 2025

Cash flows from operating activities		
Net income (loss)	$	(785,397)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization		408
(Increase) decrease in operating assets:		
Accounts receivable		(39,980)
Inventories		(238,877)
Prepaid expenses		(9,460)
Other assets		(11,616)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		39,587
Net cash provided by (used in) operating activities		(1,045,335)
Cash flows from investing activities		
Purchase of property, plant, and equipment		(2,445)
Net cash provided by (used in) investing activities		(2,445)
Cash flows from financing activities		
Proceeds from issuance of common stock, net of fees		499,149
Issuance of SAFE's		970,000
Return of capital		(70,000)
Founding partner contributions		15,000
Net cash provided by (used in) financing activities		1,414,149
Net increase (decrease) in cash, cash equivalents, and restricted cash		366,369
Cash, cash equivalents, and restricted cash at beginning of year		10,689
Cash, cash equivalents, and restricted cash at end of year	$	377,058
Reconciliation of cash, cash equivalents, and restricted cash		
Cash and cash equivalents	$	377,058

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of Significant Accounting Policies**

   a. **Nature of Operations**

   Winglore Spirits LLC (the Company) was formed on May 15, 2024, under the laws of the State of Virigina. The Company was formed to sell and distribute its proprietary distilled spirits. On February 20, 2025, the Company converted from a Virigina limited liability company to a Delaware corporation under the name Winglore Spirits Inc.

   b. **Basis of Accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   c. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   d. **Risks and Uncertainties**

   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   e. **Fair Value Measurements**

   The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive for any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels: Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

   Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

   Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

   An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's cash, current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

   The Company does not have any assets or liabilities that require fair value measurements.

   f. **Cash and Cash Equivalents**

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2025, cash equivalents consisted primarily of money market accounts and deposits held in business checking accounts.

   The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 for each institution. The Company's cash balances at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   g. **Trademark**

   The Company records trademarks at cost, including registration fees and legal costs directly attributable to securing the asset. Trademarks are considered indefinite-lived intangible assets and are not amortized but are tested annually for impairment or more frequently if events indicate potential impairment. If the carrying amount exceeds fair value, an impairment loss is recognized.

   Costs related to maintaining, renewing, or defending trademarks are expensed as incurred. Internally developed trademarks are not capitalized unless specific criteria under GAAP are met. As of December 31, 2025, the Company has a carrying value of the trademark amounting to $815.

   h. **Accounts Receivable**

   Accounts receivable include amounts billed and currently due from customers of which the Company has an unconditional right to receive. The Company extends credit to its customers and does not require collateral. An allowance for credit losses is maintained to provide for the estimated amount of receivables that will not be collected. The allowance is based on the Company's assessment of the collectability of receivables with similar risk characteristics on a pooled basis. It is derived from a review of the Company's historical collections based on the length of time receivables are past due which is then adjusted for management's assessment of certain factors. The Company writes off uncollectible receivables against the allowance when the likelihood of collection is remote. Recoveries of receivables previously written off are recognized as an offset to provision for credit loss in the year of recovery. As of December 31, 2025, the Company determined no credit loss provision was necessary and receivables are stated at their gross balance.

   i. **Inventories**

   Inventories consist of finished goods and raw materials and are stated at lower of cost or net realizable value. The Company's inventory is monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, market conditions, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. As of December 31, 2025, the Company determined that no inventory obsolescence reserve was necessary.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   j. **Property, Plant, and Equipment**

   Property, plant, and equipment is recorded at cost. Expenditures for additions, improvements, and other enhancements to property, plant, and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant, and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations.

   In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. Property, plant, and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. The estimated useful lives for the Company's equipment is 3 years. The Company's estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

   k. **Long-lived Asset Impairment**

   The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. For the year ended December 31, 2025, there was no impairment of the Company's long-lived assets.

   l. **Advertising Costs**

   Advertising costs are expensed as incurred. Advertising and promotional expense was $328,032 in 2025.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   m. **Income Taxes**

   The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns.

   There are no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2025.

   As of December 31, 2025, the Company has fully reserved all deferred tax assets arising from Net Operating Loss carryforwards.

   n. **Accounts Payable**

   Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

   o. **Simple Agreements for Future Equity (SAFE)**

   The Company accounts for funds raised under Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Topic 815-40, Derivatives and Hedging — Contracts in Entity's Own Equity.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   o. **Simple Agreements for Future Equity (SAFE) (Continued)**

   The Company determined the SAFEs meet the criteria for equity classification, as the Company has the ability to settle the contracts in shares and is not required to net-cash settle under any circumstances outside of its control.

   As the SAFEs qualify for equity classification, they are recognized at their initial fair value (the transaction price) within stockholders' equity (deficit) on the Balance Sheet. Equity-classified SAFEs are not subsequently remeasured for changes in fair value. Upon the occurrence of a conversion event (such as a qualified equity financing), the carrying amount of the SAFEs will be reclassified to preferred or common stock and additional paid-in capital.

   p. **Revenue Recognition**

   ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

   Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

   q. **Organizational Costs**

   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

    r.   **Recent Accounting Pronouncements**

    The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

2. **Inventories**

Inventories consist of the following:

Raw materials inventory	$	233,815
Finished goods inventory		5,062
Inventories	$	238,877

3. **Property, Plant, and Equipment**

The historical costs of the Company's property, plant, and equipment and related accumulated depreciation balances are as follows:

Machinery and equipment	$	2,445
Property, plant, and equipment, gross		2,445
Less Accumulated depreciation		(408)
Property, plant, and equipment, net	$	2,037

Depreciation expense related to property, plant, and equipment was $408 for the year ended December 31, 2025.

4. **Accounts Payable and Accrued Expenses**

Accounts payable and accrued expenses consisted of the following:

Trade accounts payable	$	46,089
Accrued credit card liabilities		9,153
Total accounts payable and accrued expenses	$	55,242

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

5. Equity

On February 20, 2025, the Company converted from a Virigina limited liability company to a Delaware corporation under the name Winglore Spirits Inc. In connection with the conversion, the Company became authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2025, 5,543,321 shares of common stock have been issued and are outstanding which includes the shares associated with the conversion of the SAFE's referenced above (variously) and below in section 7.

In 2025, the Company's Board of Directors approved a 2025 Stock and Option Plan that reserved 250,000 shares of Common Stock for issuance to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business.

The term of each Option shall be the term stated in the Option Agreement; provided that the term shall be no more than 10 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

As of December 31, 2025, no options have been granted.

6. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

7. Simple Agreements for Future Equity (SAFE's)

The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.

During the year ended December 31, 2025, $970,000 of SAFE agreements were issued. All SAFE's terminated in 2025 after they were converted following an equity financing.

8. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern within one year after the date that the financial statements are available to be issued. The Company incurred operating losses during the year and its operations and growth were funded primarily through external capital from investors and other financing sources. These conditions raise doubt about the Company's ability to continue as a going concern.

Management has evaluated these conditions in relation to the Company's ability to meet its obligations as they come due within one year after the financial statements are issued. Although the Company currently has cash resources and a base of recurring revenue, its historical operating losses, negative cash flows from operations, and expense structure relative to revenue indicate that existing resources could be exhausted without changes to the cost structure and/or additional funding.

Winglore Spirits Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

8. Going Concern (Continued)

Management has developed contingency plans intended to mitigate these conditions and secure the Company's liquidity and operating performance during the next twelve months. Management is actively raising additional capital from third-party investors and intends to fully capitalize the anticipated shortfall in operating losses through a combination of equity, contribution margin from higher sales volume, and potentially other sources.

Management's primary mitigation plans include, but are not limited to, the following actions:
· As mentioned above, continuing to pursue additional capital from existing and new investors to fund projected operating losses and support execution of the Company's commercial plan over at least the next twelve months.
· Slowing the opening of new markets and concentrating commercial efforts on existing, higher-margin geographies and channels.
· Reducing founder compensation and other senior leadership pay if required.
· Reducing marketing and promotional spend, including without limitation, scaling back paid advertising and event activations (particularly those outside of core markets).

While management believes these actions would feasibly extend cash runway they depend on successful execution and, ultimately, the availability of additional external capital. Accordingly, there is risk that the Company will be able to pay its obligations as they come due, and this is not alleviated by management's plans. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

9. Subsequent Event

During 2026, distribution agreements or approvals were either signed or issued in three states and Washington D.C.

Management evaluated all activity of the Company through April 6, 2026 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Winglore Spirits LLC

(a Virginia Corporation)

Reviewed Financial Statements

For the year ended December 31, 2024

Reviewed by:

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Winglore Spirits LLC
Table of Contents




Independent Accountant's Review Report

March 24, 2025
To: Management of Winglore Spirits LLC
Re: 2024 Financial Statement Review– Winglore Spirits LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Winglore Spirits LLC (the "Company"), which comprise the balance sheet as of December 31, 2024 and the related statements of income, equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Winglore Spirits LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
March 24, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



WINGLORE SPIRITS LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)

ASSETS

Current Assets		
Cash	$	10,689
Total Current Assets		**10,689**
Noncurrent Assets		
Trademark		815
Total Current Assets		**815**
Total Assets	$	**11,504**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	1,003
Credit card		14,652
Total Current Liabilities		**15,655**
Total Liabilities		**15,655**
Members' Equity		
Member contributions		175,000
Accumulated Deficit		(179,151)
Total Members' Equity		**(4,151)**
Total Liabilities and Members' Equity	$	**11,504**

The accompanying footnotes are an integral part of these financial statements.

WINGLORE SPIRITS LLC
STATEMENT OF OPERATIONS
For the year-ended December 31, 2024
(Unaudited)

Revenues	$	-
Operating Expenses		
Product and brand development		164,297
Professional services		14,408
Administrative expenses		446
Total Operating Expenses		179,151
Net Loss	$	(179,151)

The accompanying footnotes are an integral part of these financial statements.

Winglore Spirits LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2024
(Unaudited)

	Member contributions	Accumulated Deficit	Members' Equity
Balance as of May 15, 2024 (Inception)	-	-	-
Member contributions	175,000	-	175,000
Net loss	-	(179,151)	(179,151)
Balance as of December 31, 2024	175,000	(179,151)	(4,151)

The accompanying footnotes are an integral part of these financial statements.

WINGLORE SPIRITS LLC
STATEMENT OF CASH FLOWS
As of December 31, 2024
(Unaudited)

Cash Flows from Operating Activities		
Net Loss	$	(179,151)
Adjustments to reconcile net loss to net cash provided by operations:		
Changes in operating assets and liabilities:		
Accounts payable		1,003
Credit cards		14,652
Net cash used in operating activities		(149,679)
Cash Flows from Investing Activities		
Purchase of trademark		(815)
Net cash used in investing activities		(815)
Cash Flows from Financing Activities		
Member contributions		175,000
Net cash generated from financing activities		175,000
Net change in cash and cash equivalents		10,689
Cash at beginning of period		-
Cash at end of period	$	10,689
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Winglore Spirits LLC (the "Company") was formed on May 15, 2024, under the laws of the State of Virigina. The Company was formed to sell and distribute its proprietary distilled spirits.

On February 20, 2025, the Company converted from a Virigina limited liability company to a Delaware corporation under the name Winglore Spirits Inc. (see note 6)

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business. While the Company was recently formed and initially had limited financial resources to sustain operations, management has successfully secured additional funding in 2025 (see Note 6) and is actively engaged in further capital-raising efforts.

Based on the funding already secured and the high probability of obtaining additional capital to fully execute the Company's business plan, management believes that the conditions previously raising doubt about the Company's ability to continue as a going concern have been alleviated. Accordingly, the financial statements have been prepared on a going concern basis, and no adjustments have been made to the carrying amounts and classifications of assets and liabilities that might be necessary if the Company were unable to continue operations.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

Cash

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. Cash consists of funds held in the Company's checking account. As of December 31, 2024, the Company had $10,689 in cash.

Trademark

The Company records trademarks at cost, including registration fees and legal costs directly attributable to securing the asset. Trademarks are considered indefinite-lived intangible assets and are not amortized but are tested annually for impairment or more frequently if events indicate potential impairment. If the carrying amount exceeds fair value, an impairment loss is recognized.

Costs related to maintaining, renewing, or defending trademarks are expensed as incurred. Internally developed trademarks are not capitalized unless specific criteria under GAAP are met.

As of December 31, 2024, the Company has trademark amounting to $815.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $1,003 as of December 31, 2024.

Income Taxes

The Company is organized as a limited liability company (LLC) and is treated as a pass-through entity for U.S. federal and applicable state income tax purposes. As such, the Company does not pay income taxes at the entity level. Instead, income, losses, and tax credits are passed through to the members and reported on their individual tax returns.

The Company evaluates tax positions taken or expected to be taken in tax returns in accordance with ASC 740, *Income Taxes*. Under this guidance, the Company recognizes the financial statement impact of a tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authorities. The Company has assessed its tax positions and has determined that no material uncertain tax positions exist as of December 31, 2024.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of December 31, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – OPERATING AGREEMENT

Purposes
The principal business activity and purposes of the Company initially shall be the sale and distribution of distilled spirits. The business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Board otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Classes of Units; Voting
All interests of the Members in distributions and other amounts specified in the Operating Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in units of membership interests in the Company (each a "Unit" and collectively, the "Units"), and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The number and the class of Units held by each Member shall be set forth opposite such Member's name on the Schedule of Members. The classes of Units as of the Effective Date are as follows: the Common Units (the "Common Units"), which shall be divided into two series comprised of (i) "Common Voting Units" (the "Common Voting Units") and (ii) "Common Non-Voting Units" (the "Common Non-Voting Units"). The Company is authorized as of the Effective Date to issue up to 10,000,000 Common Units, of which (A) 5,000,000 are designated as Common Voting Units and (B) 5,000,000 are designated as Non-Voting Common Units.

The Members shall have no right to vote on any matter, except as specifically set forth in the Agreement, or as may be required under the Act. Any such vote shall be at a meeting of the Members entitled to vote or in writing as provided herein. Each Common Unit shall be entitled to cast one (1) vote on any matter requiring the approval of the Common Units. Notwithstanding

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

anything to contrary set forth in the Agreement, the Common Non-Voting Units shall not have the right to vote on any matters except for those matters specifically requiring
the vote of one or more particular Members holding such Common Non-Voting Units (for example, in the event that a proposed amendment to this Agreement would disproportionately, adversely affect such Member). Common Voting Units may be converted to Common Non-Voting Units and Common Non-Voting Units may be converted to Common Voting Units with the consent of (i) the Member holding the Units to be converted (if applicable) and (ii) the Company.

Capital contributions
The initial Capital Contribution (if any) and additional Capital Contribution(s) (if any) of each Member to the capital of the Company (the "Initial Capital Contribution") shall be set forth opposite such Member's name under the heading "Capital Contribution" on the Schedule of Members and in the Company's books and records, as the same may be amended from time to time.

Distributions
Upon a Liquidation or a Deemed Liquidation Event, after payment of, or other adequate provision for, the debts and obligations of the Company, including the expenses of its liquidation and dissolution or other transaction expenses, the Company shall distribute the net proceeds or assets available for distribution, whether in cash or in other property ("Net Liquidation Proceeds") to the Members pro rata in proportion to the number of Units held by such holders.

A "Deemed Liquidation Event" shall mean (a) any merger, consolidation, recapitalization, sale or transfer of Units or other transaction or series of transactions in which the Members and their Permitted Transferees immediately prior to such transaction do not own a majority of the equity of the surviving entity after the closing of such transaction (other than the issuance of equity securities by the Company in connection with a transaction where the principal business purpose is raising capital), or (b) a sale or disposition of all or substantially all of the Company's assets to any Person.

NOTE 5 – MEMBER UNITS AND CONTRIBUTIONS

The members have contributed $175,000 in exchange for 4,750,000 Common Voting Units.

NOTE 6 – SUBSEQUENT EVENTS

Simple Agreement for Future Equity (SAFE) investments

As of the date of management's evaluation, the Company has received $795,000 in subsequent SAFE investments. These funds were received from investors with the intent of converting into equity upon the occurrence of a qualifying financing event or other specified terms outlined in the SAFE agreements.

Capital Contributions

As of the date of management's evaluation, the Company's Members have contributed additional $15,000 to the Company. This has funded the operations of the Company through the date of management's evaluation.

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

Conversion from LLC to Corporation

On February 20, 2025, the Company converted from a Virigina limited liability company to a Delaware corporation under the name Winglore Spirits Inc. In connection with the conversion, the Company became authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. As of the date of management's evaluation, 4,750,000 shares of common stock have been issued and are outstanding.

Management's Evaluation

Management has evaluated subsequent events through March 24, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.